UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 6, 2009.

Exhibit 99.1

GOLAR LNG LIMITED - GOLAR LNG ENERGY LIMITED COMPLETION OF EQUITY OFFERING

Golar LNG Limited is pleased to announce that its subsidiary Golar LNG Energy Limited has completed its recently announced equity offering. A total of 55 Mill shares (USD 110 Mill) will be issued mainly to International and Norwegian institutional investors.

Attached to the offering is a 'green shoe' option. The managers have therefore been granted an over allotment option, exercisable for 30 days for an additional 5m shares (USD 10 Mill).

The Company will initially be listed in the Oslo OTC market, but will immediately progress with full listing application for Oslo Stock Exchange.

Golar LNG Limited August 6, 2009 Hamilton, Bermuda.

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900: Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 6, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer